UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003.

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from to .

Commission file number 033-51670

NEIGHBORCARE, INC.
401(k) PLAN
(Full title of Plan)

NEIGHBORCARE, INC.
601 EAST PRATT STREET, THIRD FLOOR
BALTIMORE, MD 21202

(Name of issuer of the securities held pursuant to the Plan
and address of its principal executive office)

 Genesis Health Ventures, Inc.

Retirement Plan

(Former title of Plan if changed from last report)

NEIGHBORCARE, INC. 401(k) PLAN
(formerly, Genesis Health Ventures, Inc. Retirement Plan)

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

* * * * * * *

The other schedules required by Schedule H, Item 4 of the Department of Labor Form 5500, Annual Return/ Report of Employee Benefit Plan, are not applicable and are therefore omitted.

Report of Independent Registered Public Accounting Firm

The Pension Committee and the Participants
NeighborCare, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the NeighborCare, Inc. 401(k) Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 22, 2004

Neighborcare, Inc. 401(k) Plan

(formerly Genesis Health Ventures, Inc. Retirement Plan)
Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	December 31,
	2003	2002
Assets
Investments at fair value	$74,742,571	$173,491,054
Participant loans	2,158,160	6,435,615
Contributions receivable:
Participants	540,501	1,633,310
Employer	1,434,323	5,570,912
	1,971,824	7,204,222
Amount due from broker, net	488	—
Total assets	78,876,043	187,130,891

Liabilities
Accrued administrative expenses	39,272	61,358
Net assets available for benefits	$78,836,771	$187,069,533

See accompanying notes

Neighborcare, Inc. 401(k) Plan

(formerly Genesis Health Ventures, Inc. Retirement Plan)
Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2003 and 2002

	Year ended December 31
	2003	2002
Additions
Net appreciation (depreciation) in fair value of investments	$31,809,301	$(27,257,115)
Interest and dividend income	2,388,067	1,781,200
Participant contributions	28,475,773	30,989,680
Employer contributions	1,434,323	5,570,912
Rollovers	843,473	733,950
Transfers from affiliated plans	262,701	400,983
Total additions	65,213,638	12,219,610

Deductions
Benefits paid to participants	24,990,894	18,185,083
Administrative expenses	1,242,130	1,130,936
Transfers to affiliated plans	147,213,106	104,552
Total deductions	173,446,130	19,420,571
Net decrease	(108,232,762)	(7,200,961)

Net assets available for benefits at beginning of year	187,069,533	194,270,494
Net assets available for benefits at end of year	$78,836,771	$187,069,533

See accompanying notes

NEIGHBORCARE, INC. 401(k) PLAN

(formerly Genesis Health Ventures, Inc. Retirement Plan)

Notes to Financial Statements

December 31, 2003 and 2002

(1) Description of the Plan and Other Matters

NeighborCare, Inc. (formerly named Genesis Health Ventures, Inc.)(NeighborCare or the Company) was incorporated in May 1985 as a Pennsylvania corporation. On December 1, 2003, the Company completed the distribution of the common stock (the spin-off) of Genesis Healthcare Corporation (GHC), previously reported as the inpatient services division of the Company. On December 2, 2003, the Company changed its name to NeighborCare, Inc. The spin-off was effected by way of a pro-rata tax free distribution of the common stock of GHC to holders of NeighborCare’s common stock on December 1, 2003 at a rate of 0.5 shares of GHC stock for each share of NeighborCare, Inc. common stock owned as of October 15, 2003.

The following description of the NeighborCare Inc. 401(k) Plan (formerly known as Genesis Health Ventures, Inc. Retirement Plan) (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)                      General

The Plan, which was adopted on January 1, 1989 and most recently amended on March 16, 2004, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(k) of the Internal Revenue Code. The Plan is for the benefit of all employees of NeighborCare (the Plan sponsor) who complete six consecutive months during which they have been credited with at least 500 hours of service in their first six months of service or if initial eligibility is not met, employees who complete 12 consecutive months of service during which they have been credited with at least 1,000 hours of service in their first year or any calendar year thereafter, and who have not been employed under the terms and conditions of a collective bargaining agreement.

Participants in the Plan that became associates of GHC after the spin-off, became participants of the Genesis Healthcare Corporation 401(k) Plan and their account and loan balances of $147,213,106 were transferred to such Plan in December 2003.

Under a trust agreement between the Plan and Wachovia Bank, N.A. (trustee), the Plan’s assets are held and managed by the trustee.

(b)                      Contributions

Each year, participants may contribute to the Plan through salary deductions of 1% to 50% of such participant’s compensation, as defined in the Plan.  Participants that are highly compensated, as defined in the plan, may contribute up to 6% of their salary.  The Company matches 50% of the participant’s pre-tax contributions up to 3% of such participant’s compensation. Participants may also contribute amounts representing distributions from other qualified pension plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Contributions are subject to certain limitations.

The board of directors of the Company fixes the proportionate matching contribution annually.  In 2003 and 2002, the Company contributed amounts on behalf of each participant as 50% of the individual’s contribution, limited to 1.5% of the employee’s annual salary.  The Company match is limited to 2% for highly compensated employees, as defined in the Plan.

The Company may also elect to make an additional profit-sharing contribution to the Plan. Such contribution is a discretionary contribution, subject to approval by the Company’s board of directors. The Company did not make profit-sharing contributions in 2003 and 2002.

For participants to share in the employer’s matching and/or profit-sharing contributions for any plan year, the participant must have remained employed on the last day of the plan year, retired, died or become disabled. In addition, a participant is also required to have a minimum of 1,000 hours of service in the plan year to share in profit-sharing contributions.

(c)                       Participant Accounts

Although Plan assets are collectively invested, records are maintained for each participant’s individual account. Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution and Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(d)                      Vesting

Participants are immediately vested in their pre-tax contributions plus actual earnings and losses thereon. Vesting in the Company’s matching contribution made subsequent to December 31, 2001 and earnings and losses thereon is based upon years of continuous service as follows:

Years of vesting service	Vested percentage
Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years or more	100%

Vesting in the Company’s matching contributions and employer profit-sharing contributions made prior to December 31, 2001 is 100% after 5 years of service or attainment of age 65, death or disability while employed by the Company.

(e)                       Payment of Benefits

Normal and deferred retirement benefits, disability benefits, and vested benefits are distributed as lump-sum or in approximately equal installments over a period of years not to exceed the life expectancy of the participant and his or her designated beneficiary. Death benefits are paid as a single-sum or in installments over a period not to exceed five years, pursuant to the participant’s written election on forms provided by the Company.

(f)                         Participant Loans

Participants may borrow a minimum of $1,000 and a maximum of 50% of their vested balance in the Plan, up to a maximum of $50,000. Such loans, upon approval by the Company, are generally repaid through payroll deductions over a period not to exceed five years and bear interest at a market rate at the date of the loan. Interest rates range from 4.00% to 9.50% as of December 31, 2003.

(g)                      Forfeitures

Nonvested benefits, which are forfeited, are used to offset future employer matching contributions. As of December 31, 2003, forfeited nonvested accounts totaled $252,712. Nonvested forfeited accounts used to reduce employer contributions in 2003 and 2002 were $342,066 and $842,509, respectively.

(2)                     Summary of Significant Accounting Policies

(a)                      Basis of Preparation and Use of Estimates

The Plan’s financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)                      Investments

Plan investments are stated at fair value based on their quoted market prices. Participant loans are valued at their outstanding balances, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the accounts reported in the statement of net assets available for benefits.

(c)                       Plan Expenses

Company personnel perform various administrative services for the Plan, including maintenance of participant records. Certain plan expenses are paid by the Company.

(d)                      Benefits to Participants

Benefit payments to participants are recorded when paid.

(3)                     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants become 100% vested in the Company’s matching and profit sharing contributions.

(4)                     Investments

Investments, including amounts that represent 5% or more of the Plan’s net assets as of December 31, 2003 and 2002, were as follows:

	2003	2002
Common Collective Trust Funds:
Wachovia Enhanced Stock Market Fund	$8,938,877	10,547,234
Wachovia Diversified Bond Group Trust Fund	7,446,609	24,076,058
	16,385,486	34,623,292
Mutual Funds:
Federated Capital Preservation Fund	10,725,223	41,542,961
Templeton Growth Fund	9,336,166	—
American Funds Growth Fund	17,644,387	—
Vanguard Wellington Fund	14,795,510	28,247,958
Janus Fund	—	37,657,949
Janus Adviser Worldwide Fund	—	22,557,685
MFS Capital Opportunities Fund	—	4,101,656
Other mutual funds	5,310,837	4,334,186
	57,812,123	138,442,395
Common Stock	544,962	425,367
	$74,742,571	173,491,054

During 2003 the Plan’s investments in mutual and common collective trust funds and the NeighborCare, Inc. Common Stock (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $31,663,642 and $145,389, respectively.

During 2002, the Plan’s investments in mutual and common trust funds (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $27,257,115.

(5)                     Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 18, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan administrator and the Plan’s tax counsel believe the Plan continues to operate in compliance with the IRC.

(6)                     Party-in-Interest Transactions

Plan investments in the Wachovia Diversified Bond Group Trust Fund and the Wachovia Enhanced Stock Market Fund are shares of funds managed by the trustee. Plan investments in common stock of NeighborCare, Inc. and Genesis Healthcare Corporation common stock, represents shares of the Company’s and the Company’s largest customer’s publicly traded stock. These transactions qualify as party-in-interest transactions.

(7)                     Reconciliation of Financial Statements of Form 5500

The following is a reconciliation of net assets available for plan benefits as of December 31, 2003 and 2002, from the financial statements to Form 5500:

	2003	2002
Net assets available for benefits per the financial statements	$78,836,771	187,069,533
Less: employer and participant contributions receivable	(1,974,824)	(7,204,222)
Add: amounts due to adminstrator	39,272	61,358
Net assets available for benefits per Form 5500	$76,901,219	179,926,669

The following is a reconciliation of contributions per the financial statements for 2003 to Form 5500:

Contributions per the financial statements	$30,753,569
Add: change in employer and participant contributions receivable	5,229,398
Contributions per Form 5500	$35,982,967

NEIGHBORCARE, INC. 401(k) PLAN

(formerly Genesis Health Ventures, Inc. Retirement Plan)

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issue	Description of investments	Current value

Wachovia Diversified Bond Group Trust Fund*	Common Collective Trust Fund	$7,446,609
Wachovia Enhanced Stock Market Fund*	Common Collective Trust Fund	8,938,877
		16,385,486
Federated Capital Preservation Fund	Mutual Fund	10,725,223
American Funds Growth Fund	Mutual Fund	17,644,387
Templeton Growth Fund	Mutual Fund	9,336,166
Vanguard Wellington Fund	Mutual Fund	14,795,510
MFS New Discovery Fund	Mutual Fund	1,459,158
AIM Basic Value Fund	Mutual Fund	820,944
Dreyfus Mid Cap Index Fund	Mutual Fund	3,030,735
		57,812,123
Genesis Healthcare Corporation*	Common Stock	150,327
NeighborCare, Inc.*	Common Stock	394,635
		544,962

Participant loans*	Loans with interest rates ranging from 4.00% to 9.50%	2,158,160
		$76,900,731

Note:                   Current value was determined based on quoted market prices except for participant loans, which are valued at their outstanding balances, which approximates fair value.

* Represents a party-in-interest.

See accompanying Report of Independent Registered Public Accounting Firm

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NEIGHBORCARE, INC.

	By:	/s/ KATHLEEN F. AYRES
Kathleen F. Ayres
Senior Vice President Human Resources

Dated: June 28, 2004

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm